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                           April 14, 2023

       Daniel Kimes
       Chief Executive Officer
       ROC Energy Acquisition Corp.
       16400 Dallas Parkway
       Dallas, TX 75248

                                                        Re: ROC Energy
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 3, 2023
                                                            File No. 333-269763

       Dear Daniel Kimes:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Cover Page

   1. We note your statement in response to prior comment 1 that "the consummation of a PIPE
                                                        Investment is not a
condition to the business combination or otherwise necessary for the parties to complete the
business combination." We also note your disclosure on page 18 that "The Business
Combination Agreement requires that the aggregate cash available to
                                                        ROC at the Closing from
either the Trust Account, the PIPE Financing, or a combination of the two (in any
case, after giving effect to the redemption of any shares of Common
                                                        Stock but prior to
paying expenses of ROC and DTI, as set forth in the Business
                                                        Combination Agreement)
shall equal or exceed $55,000,000 (the 'Minimum Cash
                                                        Condition')." On page
76, you indicate that the Maximum Redemption Scenario presented
 Daniel Kimes
ROC Energy Acquisition Corp.
April 14, 2023
Page 2
         in the unaudited for pro forma combined financial information assumes the receipt of
         $12.9 million cash in the PIPE Financing to meet the Minimum Cash Condition on $55.0 million. Please revise the registration statement to disclose whether or not the consummation of a PIPE Investment is a condition to the business combination or may otherwise be necessary for the parties to complete the business combination.
2.       Please clarify that ROC   s Sponsor, directors, officers and their
affiliates are
         participating in the PIPE Financing.
Questions and Answers about the Proposals for ROC Stockholders
Q: What conditions must be satisfied to complete the business combination?, page 2

3. Please disclose the amount of the Minimum Cash Condition and include the definition of
         "Minimum Cash Condition" under "Certain Defined Terms."
Q: What equity stake will our current stockholders and the holders of our Founder Shares hold in
PubCo...?, page 3

4. In light of the fact that public shareholders may redeem up to 95% of the public shares and the unlikely possibility of no redemptions, balance this disclosure by providing the equity stakes assuming maximum redemptions.
Q: What are the material U.S. federal income tax consequences of the business combination to
DTI stockholders?, page 11

5. We note the disclosure you provided in response to prior comment 5. Please revise your disclosure here and throughout the filing to state clearly that the disclosure related to tax consequences of the business combination to DTI stockholders is the opinion of Bracewell
         LLP.
Voting Power and Implied Ownership of PubCo Upon Consummation of the Business Combination, page 24

6. Revise footnote (9) to provide a breakdown of the PIPE investors, specifically quantifying the PIPE shares issued to the Sponsors. Alternatively, consider revising this presentation to be consistent with the one on page 81.
7.     We note that you present a 95% redemption scenario here, but present a
Maximum
       Redemption Scenario in the pro forma financial information that is different. Please prominently disclose that the 95% redemption scenario assumes the waiver of the
       Minimum Cash Condition, and disclose the amount of cash you would have for purposes
FirstName LastNameDaniel Kimes
       of the Minimum Cash Condition under the 95% redemption scenario. Disclose why you
Comapany    NameROC
       present          Energy
               a different     Acquisition
                           maximum         Corp.scenario in your pro forma
financial information,
                                     redemption
       and2023
April 14,   consider
               Page also
                     2 providing that Maximum Redemption Scenario here. FirstName LastName
 Daniel Kimes
FirstName   LastNameDaniel  Kimes
ROC Energy    Acquisition Corp.
Comapany
April       NameROC Energy Acquisition Corp.
       14, 2023
April 314, 2023 Page 3
Page
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Pro Forma Presentation, page 80

8. Revise the table on page 81 or provide a footnote to the table to indicate that the PIPE shares of 198 are to an unaffiliated investor and that the ROC Sponsor shares include
         1,485 shares issued in the PIPE Financing.
2. Accounting for the Business Combination, page 81

9. We note the revisions made in response to prior comment 16. As the business combination will not be consummated if 95% of the shares are redeemed, please revise to disclose HHEP's expected ownership at the maximum redemption scenario as described on page 76.
3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December
31, 2022, page 82

10. We note your response to comment 17. Please describe the nature of the $9.7 million transaction costs incurred by ROC and explain your basis for recording them as a reduction of equity. In this regard, we note that costs incurred by the SPAC to consummate the merger are generally expensed as incurred unless the costs relate to the
         SPAC issuing debt or equity (e.g., shares acquired by PIPE).

11. We note your response to prior comment 18. As there does not appear to be a legal requirement to exercise the DTI stock options and as the exercise of such options does not appear to be an event that is trigged by the business combination, please remove any adjustments for the exercise of the DTI stock options from the pro forma financial statements. Refer to Article 11-01(a) of Regulation S-X.
Financial Statements (Audited) of Drilling Tools International Holdings, Inc.
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition, page F-9

12. Your revised disclosures on page F-10 indicate that product sales consist of charges for rented tools that are damaged beyond repair, charges for lost-in-hole, and charges for lost-
         in-transit while in the care, custody or control of the Company   s
customers, and other
         charges for made to order product sales. Please tell us more about each of these product categories and explain when revenue is recognized for each. Also, provide us with a breakdown of the revenue recognized for each of these categories in 2022 and 2021.
13. Your disclosure here and on page 164 indicates that product sales revenue is recognized when the product is made available to the customer for pickup at your shipping dock.
         However, your revised disclosure on page 165 indicates that your Topic 606 revenue, which appears to be for product sales, is generally recognized at the time of delivery to or pick-up by the customer. Please revise to clarify when product revenue is recognized.
 Daniel Kimes
ROC Energy Acquisition Corp.
April 14, 2023
Page 4
14. We note your response to prior comment 31. Please explain to us in greater detail how you determined that control has transferred and that the customer has the significant risks and rewards of ownership. Tell us whether your product sales represent a bill-and-hold arrangement and how you considered of each of the criteria in ASC 606-10-55-83. As part of your response, please quantify the amount of revenue recognized from these arrangements for the periods presented.
Note 3 - Balance Sheet Details - Current Assets and Current Liabilities, page
F-18

15. We note your response to prior comment 29. Please revise to include the disclosures required by ASC 330-10-50-2. In addition, tell us in which line item the write-off was recognized in your consolidated statements of operations and comprehensive income.
       Also, as previously requested, tell us what consideration was given to disclosing the significant write-off in your discussion of operating costs in MD&A.
Note 9 - Income taxes, page F-22

16. We note your response to prior comment 32. Please further revise your disclosure to quantify each of the significant reconciling items in the "other" category. Refer to Rule 4-
       08(h)(2) of Regulation S-X.
General

17. We note your response to prior comment 33. We also note that you intend to include risk factor disclosure about CFIUS-related risks in your Form 10-K for the year ended
       December 31, 2022. Please include similar risk factor disclosure in this registration statement.
18. We note the disclosure provided in response to prior comment 34. As requested, please provide an analysis on how any such purchases would comply with Rule
14e-5.
        You may contact Chen Chen, Staff Accountant, at (202) 551-7351 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at
(202) 551-8816 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                             Sincerely,
FirstName LastNameDaniel Kimes
                                                             Division of
Corporation Finance
Comapany NameROC Energy Acquisition Corp.
                                                             Office of
Technology
April 14, 2023 Page 4
cc:       Michael J. Blankenship
FirstName LastName